[Tennessee Commerce Bancorp, Inc. Letterhead]

July 30, 2010

VIA EDGAR AND FACSIMILE

Michael R. Clampitt, Senior Attorney

Matt McNair, Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Facsimile:  (703) 813-6983

Re:	Tennessee Commerce Bancorp, Inc.
Registration Statement on Form S-1, as amended (File No. 333-167114)

Ladies and Gentlemen:

The undersigned, Tennessee Commerce Bancorp, Inc. (the “Company”), pursuant to the provisions of Rule 461 promulgated under the Securities Act of 1933, as amended, hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) grant acceleration of the effectiveness of the Company’s Registration Statement on Form S-1, as amended (File No. 333-167114), so that it may become effective at 1:30 p.m., Eastern Time, on August 3, 2010, or as soon thereafter as practicable.

In connection with such request for acceleration, the Company hereby acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TENNESSEE COMMERCE BANCORP, INC.

By:	/s/ Frank Perez
Name:	Frank Perez
Title:	Chief Financial Officer